SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)1

Angie’s List, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

034754101
(CUSIP Number)

EAMON SMITH
TCS CAPITAL MANAGEMENT, LLC
888 Seventh Avenue
Suite 1504
New York, NY 10106
(212) 621-8760

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TCS CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (funds from investment advisory clients)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,679,830
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,679,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,679,830
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSON ERIC SEMLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO (funds from investment advisory clients), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 646,248
	8	SHARED VOTING POWER 4,679,830
	9	SOLE DISPOSITIVE POWER 646,248
	10	SHARED DISPOSITIVE POWER 4,679,830
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,326,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 2 TO THE SCHEDULE 13D

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.             Identity and Background.

Item 2(a) is hereby amended and restated to read as follows:

(a) This statement is filed by (i) TCS Capital Management, LLC, a Delaware limited liability company (“TCS Management”) and (ii) and Eric Semler (together with TCS Management, the “Reporting Persons”).

TCS Management, in its capacity as investment manager to investment fund vehicles and to a certain managed account (collectively, the “Accounts”), has shared power to direct the vote and disposition of 4,679,830 shares of Common Stock held in the Accounts. As the managing member of TCS Management, Eric Semler may direct the vote and disposition of the 4,679,830 shares of Common Stock held in the Accounts. As the spouse of the trustee of an irrevocable family trust, Eric Semler may also be deemed to direct the vote and disposition of the 646,248 shares of Common Stock that are held in the irrevocable family trust.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons, in the aggregate, have invested approximately $32,740,525 in the Issuer, which includes any commissions incurred in making the investments. The shares of Common Stock held in the Accounts were purchased with working capital of the Accounts.  The shares of Common Stock held in the irrevocable family trust were purchased with Eric Semler’s personal funds.

Purchases of securities are typically effected through margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts may be pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 13, 2015, the Reporting Persons delivered a letter to the Issuer’s Chairman, John H. Chuang, and the Issuer’s Board of Directors (the “Board”).  In the letter, the Reporting Persons stated, among other things, that it has become clear that the Board’s interests are not aligned with the vast majority of shareholders and that it is necessary to outline the significant value enhancing opportunity available at the Issuer for the benefit of all shareholders.  Specifically, the Reporting Persons expressed their belief in the letter that the greatest long-term shareholder value can be achieved through a strategic combination with another industry player such as HomeAdvisor, an operating business of IAC, which the Reporting Persons believe could at least double or even triple the Issuer’s share price.  The Reporting Persons conclude the letter by urging the Board to immediately commence a vigorous strategic review process. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

 Item 5.   Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated to read as follows:

(a)  The aggregate percentage of shares of Common Stock reported to be owned by the Reporting Persons is based upon 58,516,677 shares of Common Stock outstanding, as of July 20, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 23, 2015.

As of the close of business on October 12, 2015, (i) 4,679,830 shares of Common Stock were held in the Accounts and (ii) 646,248 shares of Common Stock were held in the irrevocable family trust.

TCS Management, in its capacity as investment manager to the Accounts, may be deemed to beneficially own the 4,679,830 shares of Common Stock held in the Accounts, representing approximately 8.0% of the issued and outstanding shares of Common Stock. Eric Semler, as the managing member of TCS Management, may be deemed to beneficially own the 4,679,830 shares of Common Stock held in the Accounts and may also be deemed to beneficially own, as the spouse of the trustee of an irrevocable family trust, 646,248 shares of Common Stock held in the irrevocable family trust.  Eric Semler’s aggregate beneficial ownership of Common Stock represents approximately 9.1% of the issued and outstanding shares of Common Stock.  Eric Semler disclaims beneficial ownership of the shares of Common Stock held in the family trust.

(b) TCS Management and Eric Semler have the shared power to vote and dispose of the Common Stock owned by the Accounts reported herein. Eric Semler has the sole power to vote and dispose of the Common Stock held in the irrevocable family trust reported herein.

Item 5(c) is hereby supplemented to add the following:

(c) Additional transactions in the Issuer’s securities by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D are listed in Annex A attached hereto.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1   Letter to the Chairman of the Board and the Board of Directors, dated October 13, 2015.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2015

TCS CAPITAL MANAGEMENT, LLC

By:	/s/ Eric Semler
	Name:	Eric Semler
	Title:	Managing Member

/s/ Eric Semler
ERIC SEMLER

Annex A

Since the filing of Amendment No. 1 to the Schedule 13D, the Reporting Persons effected the following purchase of shares of Common Stock through one of the Accounts in an open market transaction:

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

50,000	5.3162	08/31/2015